UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-39789

CUSIP Number G3R25D209

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended:________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Fusion Fuel Green PLC
Full Name of Registrant

Former Name if Applicable

9 Pembroke Street Upper
Address of Principal Executive Office (Street and Number)

Dublin D02 KR83, Ireland
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fusion Fuel Green PLC (the “Registrant”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F. These delays primarily related to the additional time required for the completion of certain audit procedures. These delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing the Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frederico Figueira de Chaves	(353)	1 961 9350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the financial statements to be included in the Form 20-F will reflect revenues of approximately €14.4 million for the fiscal year ended December 31, 2025, an increase of approximately €12.8 million, or 798.1%, from approximately €1.6 million for the fiscal year ended December 31, 2024. This anticipated change is expected to be primarily due to the inclusion of a full year of revenue from the Company’s indirect majority-owned subsidiary, Al Shola Al Modea Gas Distribution LLC, a United Arab Emirates company (“Al Shola Gas”), in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition.

The Registrant anticipates that the financial statements to be included in the Form 20-F will reflect cost of sales of approximately €10.2 million for the fiscal year ended December 31, 2025, an increase of approximately €9.0 million, or 776.7%, from approximately €1.2 million for the fiscal year ended December 31, 2024. It is expected that the increase was primarily due to (i) the inclusion of a full year of revenue from the Company’s majority-owned subsidiary, Al Shola Gas, in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition, and (ii) higher revenue during the year ended December 31, 2025.

The Registrant anticipates that the financial statements to be included in the Form 20-F will reflect administration expenses of approximately €11.9 million for the fiscal year ended December 31, 2025, a decrease of approximately €4.6 million, or 27.9%, from approximately €16.5 million for the year ended December 31, 2024. In 2024, administration expenses included a non-recurrent impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities (as defined in the Form 20-F). In addition, the Registrant expects this decrease to be primarily due to (i) lower wages and salaries following the deconsolidation of the Legacy Hydrogen Entities and related headcount reductions, (ii) lower consulting fees, and (iii) the non-recurrence of a reclassification from cost of sales recorded in 2024, in each case partially offset by higher professional fees and other expenses associated with the consolidation of the Company’s majority-owned subsidiary Quality Industrial Corp. (including Al Shola Gas) for the full year ended December 31, 2025.

The Registrant anticipates that the financial statements to be included in the Form 20-F will reflect share-based payment expense of approximately €1.6 million for the fiscal year ended December 31, 2025, a decrease of approximately €0.6 million, or 28.6%, from approximately €2.2 million for the year ended December 31, 2024, which the Registrant expects to be primarily due to lower vesting of equity awards than in 2024.

The Registrant anticipates that the financial statements to be included in the Form 20-F will reflect net finance income of approximately €5.6 million for the fiscal year ended December 31, 2025, an increase of approximately €5.4 million, or 2,339.6%, from approximately €0.2 million for the year ended December 31, 2024, which the Registrant expects to be primarily due to increased gains on the remeasurement of warrant-related derivative liabilities, reflecting changes in the Company’s share price during the period, as well as more favorable foreign exchange movements.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include statements regarding the anticipated timing of completion of the Registrant’s financial statements for the fiscal year ended December 31, 2025 and the filing of the Form 20-F, as well as the anticipated results of operations, revenues, cost of sales, administration expenses, share-based payment expenses, net finance income, and other financial results for such fiscal year. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the Registrant to complete its financial statements and file the Form 20-F within the expected timeframe; risks related to the accuracy of preliminary financial data and estimates; risks associated with the integration and consolidation of Al Shola Gas and its operations; changes in foreign currency exchange rates; the remeasurement of warrant-related derivative liabilities; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the U.S. Securities and Exchange Commission. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Fusion Fuel Green PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2026	By:	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves Chief Executive Officer and Interim Chief Financial Officer